SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 13)*

CROSS BORDER RESOURCES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

227443108
(CUSIP Number)

Alan W. Barksdale 2515 McKinney Avenue, Suite 900 Dallas, Texas 75201 214-871-0400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 227443108	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Red Mountain Resources, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,542,945
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,542,945
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,542,945
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 227443108	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Black Rock Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,136,164
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,136,164
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,136,164
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 227443108	SCHEDULE 13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Alan W. Barksdale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,542,945
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,542,945
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,542,945
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 227443108	SCHEDULE 13D	Page 5 of 7 Pages

This Amendment No. 13 amends the original Schedule 13D and its Amendments Nos. 1 through 12 (together, “Schedule 13D”) previously filed by Red Mountain Resources, Inc. (“Red Mountain”), Black Rock Capital, Inc. (“Black Rock”) and Alan W. Barksdale (“Barksdale”) (collectively herein referred to as the “Reporting Persons”) with respect to ownership of the common stock, par value $0.001 per share (“Common Stock”), of Cross Border Resources, Inc., a Nevada corporation (the “Issuer”). Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.

The percentage of beneficial ownership calculation reflected in this Schedule 13D is based upon 17,336,226 shares of Common Stock outstanding, based on information known to the Reporting Persons.

Item 3.	Source of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

On January 22, 2013 and February 28, 2013, Red Mountain entered into purchase and sale agreements pursuant to which Red Mountain acquired an aggregate of 352,724 shares of Common Stock in exchange for 705,448 shares of Red Mountain’s common stock.

On February 28, 2013, the Issuer issued Red Mountain 422,650 shares in exchange for Red Mountain issuing 745,854 shares of Red Mountain’s common stock to the Issuer’s creditors as part of the Issuer’s settlement of certain debt obligations.

On February 28, 2013, Red Mountain converted $917,450 of principal and interest outstanding on promissory notes it held at a price of $1.50 per share for an aggregate of 611,630 shares of Common Stock.

Additionally, Black Rock, the wholly-owned subsidiary of Red Mountain, has transferred to Red Mountain the 2,136,164 shares of Common Stock Black Rock acquired in May 2011.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

Each of Red Mountain and Barksdale is deemed to be the beneficial owner of 16,542,945 shares of the Issuer’s Common Stock, or approximately 83.4% of the Issuer’s outstanding Common Stock. This represents 14,040,114 shares of Common Stock held by Red Mountain. This also includes: (i) warrants to purchase 366,667 shares of Common Stock held by Red Mountain and (ii) warrants to purchase 2,136,164 shares of Common Stock of the Issuer held by Black Rock, all of which are immediately exercisable. Barksdale is the Chief Executive Officer of Red Mountain and an officer of Black Rock. As such, Barksdale has the authority to vote the shares of Common Stock on behalf of Red Mountain and Black Rock.

CUSIP No. 227443108	SCHEDULE 13D	Page 6 of 7 Pages

Black Rock is deemed to be the beneficial owner of 2,136,164 shares of the Issuer’s Common Stock, or approximately 11.0% of the Issuer’s outstanding Common Stock. This represents immediately exercisable warrants to purchase 2,136,134 shares of Common Stock held by Black Rock.

Red Mountain and Barksdale have sole voting and dispositive power with respect to all of the shares of the Issuer’s Common Stock beneficially owned by them. Black Rock has shared voting and dispositive power with respect to all of the shares of the Issuer’s Common Stock beneficially owned by it.

Since the Reporting Persons’ most recent filing on this Schedule 13D (Amendment No. 12) on December 31, 2012, Red Mountain effected the transactions described under Item 3 and such transactions are incorporated by reference herein.

CUSIP No. 227443108	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 13, 2013

RED MOUNTAIN RESOURCES, INC.

By:	/s/ Alan W. Barksdale
Alan W. Barksdale, CEO

BLACK ROCK CAPITAL, INC.

By:	/s/ Alan W. Barksdale
Alan W. Barksdale, President

/s/ Alan W. Barksdale
Alan W. Barksdale